Exhibit 99.1

     FLY LEASING  September 2016

 DISCLAIMER  Forward-Looking StatementsThis presentation contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. Further information on the factors and risks that may affect FLY’s business is included in filings FLY makes with the Securities and Exchange Commission (the “SEC”) from time to time, including its Annual Report on Form 20-F and its Reports on Form 6-K. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.Notes:All figures are as of June 30, 2016 except as otherwise noted. Any 2016 year-to-date data is as of August 31, 2016.Fleet age and lease term are calculated using the weighted net book value of flight equipment held for operating lease, including maintenance rights and investment in direct finance lease at period end.Adjusted Net Income and Adjusted SG&A are non-GAAP measures. See the Appendices for reconciliation.Net book value per share is based on 33.3 million shares outstanding for the period ending June 30, 2016.

# FLY AT A GLANCE

| | |
|---|---|
| **76 aircraft: $2.6 Billion Book Value**<br>Leased to 43 airlines in 29 countries | **Young Fleet on Long Leases**<br>6.8 years average age and 6.3 years average lease term |
| **Selling Older Aircraft**<br>16 aircraft sold in 1H 2016 | **Buying Attractive Aircraft**<br>$512 million acquired[1]; $750 million targeted |
| **Significant Share Repurchases**<br>Repurchased 21% of shares since September 2015[1] | **Decreasing Debt & SG&A Costs**<br>Cost of secured debt reduced to ~4% |
| **Managed by Industry Leader**<br>BBAM manages 400+ aircraft, established in 1989 | **Growing Insider Ownership**<br>Company insiders own 13%[1] |

(1) Year-to-date. All other figures as of June 30, 2016.

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 FLY’s transformation    FY 2011  1H 2016   % Change  Fleet Age (years)  8.5  6.8  (20%)  Lease Term (years)  3.6  6.3  75%  Secured Cost of Debt  5.1%  3.9%  (24%)  Adjusted SG&A as a % of Total Revenue  9.5%  8.8%  (7%)    Transformed Fleet—Younger, More Profitable

    Sold 62 aircraft in 2015 and 2016 to date (13 years average age)  Drivers of improving roe   Reduced Adjusted SG&A by 28% YoY   Reduced cost of secured debt to ~4% at Q2     $512 million pipeline acquired to date (two years average age)  New $75 million share repurchase program

   Q4 2014    Q2 2016    Aircraft Type  #  Age(years)  #  Age(years)  A320 Family  48  9  28  9  A330 / 340  7  5  6  8  B737 Family  57  7  36  7  B717 / 747 / 757 / 767  13  17  3  20  B777 / 787  2  1  3  1  Total  127  8  76  7  Significant PORTFOLIO Improvement

 $750 million acquisition target$512 million of aircraft acquired to date8 aircraft with an average age ~2 years, remaining lease term ~11 years, and .88% monthly LRF on Purchase PriceAmple liquidity:$900+ million in cash and unencumbered assets to invest in younger aircraftNew $385 million aircraft acquisition facilityAcquisitions immediately accretive to bottom line    2013  2014  2015  Aircraft Acquired  14  22  10  Average Age at Acquisition Date  2  3  2  Total Acquisition Costs  $642 million  $952 million  $615 million  Historical Aircraft Acquisitions  2016 Aircraft Acquisitions  FLY’s ACQUISITION STRATEGY

 FLY’s Disposition STRATEGY  2016 Aircraft Sales Activity  16 aircraft sold in 1H 2016Average age ~15 years and remaining lease term two years Principally older, less profitableGain of $5.6 Million in 1H 2016Sold or contracted to sell four aircraft in Q3 2016Two have closed so far in Q3Average age of 16 yearsAverage lease term of five years  Historical Aircraft Sales    2013  2014  2015  Aircraft Sold  10  8  44  Average Age  14 years  13 years  13 years

# SHARE REPURCHASES

## ACTIONS

- Repurchased 21% of FLY shares since Sept 2015[1]
- Repurchased 0.7 million shares in Q3 to date[1]
- New $75 million share repurchase program

## RESULTS

- ✓ Net book value $18.97 per share
- ✓ Positive impact on ROE and EPS
- ✓ BBAM shareholders own 13% of FLY[1]
  - Largest insider holding of any public aircraft lessor

(1) Year-to-date. All other figures as of June 30, 2016.

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Major Transformation Underway

 APPENDICES

 Capital Structure  Capital structure & liquidity summary  Represents the contractual interest rates and effect of derivative instruments and excludes the amortization of debt discounts and debt issuance costs.In April 2015, FLY re-priced its 2012 Term Loan reducing the margin by 0.75% and the LIBOR floor by 0.25%.In February 2016, FLY entered into a $385 million credit facility.Represents the ratio of total debt, less unrestricted cash and cash equivalents, divided by shareholders’ equity.

 (# of aircraft)  FLY took advantage of robust market conditions to sell and remarket aircraft, decreasing remarketing exposure  Fly remarketing overview  Annual Aircraft Remarketing Requirements

 Adjusted sg&a

 Lessee  Country  % of NBV    Ethiopia  13%    Philippines  11%    UK  5%    India  5%    Germany  4%    Thailand  3%    Chile  3%    China  3%    USA  3%    Czech Republic  3%  Top 10 Lessees    53%  Diverse group of global lessees  Region  % of NBV  Asia & South Pacific1  35%  Europe  32%  Middle East & Africa  16%  North America  10%  Mexico, Central & South America  7%  Total  100%  8% in China.

   Q2 2016      Aircraft Type  #  % of NBV  Age(years)  A320 Family  28  25%  9  A330  4  10%  6  A340  2  5%  10  B737 Family  36  42%  7  B717 / 757  3  1%  20  B747 / 767  -  -  -  B777F   2  13%  <1  B787  1  4%  3  Total  76  100%  6.8  PORTFOLIO Overview